January 18, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jay Webb
                 Kevin Kuhar
                 Angela Crane

Re:	Intevac, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2006
Form 8-K filed October 30, 2006
File No. 000-26946
Dear Mr. Webb:
          On behalf of Intevac, Inc. (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 19, 2005, relating to the Company’s Form 8-K filed October 30, 2006.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 8-K filed October 30, 2006
1.	We note that you present your non-GAAP measures and reconciliations in the form of adjusted statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expense, non-GAAP selling, general and administrative expense, non-GAAP total operating expense, non-GAAP operating income, non-GAAP profit before provision for income taxes, non-GAAP provision for income taxes, non-GAAP net income, non-

U.S. Securities and Exchange Commission
January 18, 2007

GAAP basic income per share, and non-GAAP diluted income per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
The Company has reconsidered its practice of including in its quarterly financial press releases pro forma financial information reflecting the effects of stock-based compensation expenses, and informs the Staff that in the future it will not include pro forma or non-GAAP numbers for such purposes.
In order to provide investors with information regarding the effects of stock-based compensation expenses on the Company’s financial results, however, the Company will instead provide additional disclosure as an attachment to its quarterly financial press releases similar to the disclosure it generally provides in the financial statement footnotes included in its Quarterly Report on Form 10-Q. Such information contains only GAAP numbers and does not include any pro forma information or non-GAAP measures. An example, taken from the Company’s most recent Form 10-Q, is attached as an attachment to this letter.
The Company also informs the Staff that it does not currently intend to incorporate the subject Form 8-K by reference into a Securities Act registration statement, but understands that the Staff may have additional questions if at some point the Company decides to do so. The Company is willing at that point to amend the Form 8-K if appropriate.

U.S. Securities and Exchange Commission
January 18, 2007

2.	Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:
•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
To the extent the Company decides to include non-GAAP measures in future filings, it will provide the disclosure requested by the Staff and applicable rules.
*       *       *
In connection with the Company’s responses, it acknowledges that:
               (i) it is responsible for the adequacy and accuracy of the disclosure in its filings;
               (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
               (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 18, 2007

     Please direct your questions or comments regarding the Company’s responses to the undersigned or to Melissa V. Hollatz at this office at (650) 493-9300. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Herbert P. Fockler
Herbert P. Fockler

cc:	Charles B. Eddy, III
Melissa V. Hollatz, Esq.

U.S. Securities and Exchange Commission
January 18, 2007

Sample of Additional Disclosure Regarding Effects of Stock-Based Compensation
To be attached to quarterly financial releases
Impact of the Adoption of SFAS 123(R)
     The effect of recording stock-based compensation for the three- and nine-month periods ended September 30, 2006 was as follows:

	Three Months	Nine Months
	Ended	Ended
	Sept. 30, 2006	Sept. 30, 2006
	(In thousands, except per share
	amounts)
Stock-based compensation by type of award:
Stock options	$791	$1,687
Employee stock purchase plan	148	432
Amounts capitalized as inventory	(61)	(85)

Total stock-based compensation	878	2,034
Tax effect on stock-based compensation	(106)	(203)

Net effect on net income	$772	$1,831
Effect on earnings per share:
Basic	$0.04	$0.09
Diluted	$0.04	$0.08
Approximately $85,000 of stock-based compensation is included in inventory as of September 30, 2006. No stock-based compensation was capitalized to inventory prior to our adoption of the provisions of SFAS 123(R) in the first quarter of 2006.